SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549





                                   FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001



                            COMMISSION FILE NUMBER




                 THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                                375 Park Avenue
                           New York, New York 10152
             (Full title of the plan and the address of the plan)





                               Vivendi Universal
                            42, avenue de Friedland
                         75380 Paris Cedex 08, France
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                             REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Seagram 401(k) Plan - Universal Employees (the "Universal Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Universal Plan for the fiscal year ended December 31, 2001 prepared in accordance with the financial reporting requirements of ERISA.


                                   EXHIBITS


1. Financial statements of the Universal Plan for the fiscal year ended December 31, 2001 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.




                        THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES


                         By  /s/ Ann M. Giambusso
                             ----------------------------------
                             Ann M. Giambusso
                             Vice President - Human Resources
                             Vivendi Universal


Date:  July 12, 2002

                                                                     Exhibit 1


                           THE SEAGRAM 401(k) PLAN -
                              UNIVERSAL EMPLOYEES

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 2001 AND 2000

                                   CONTENTS


--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
   ON THE FINANCIAL STATEMENTS                                               1
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits                            2

   Statement of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                          4-11

                         INDEPENDENT AUDITOR'S REPORT


To the Administrative Committee of
The Seagram 401(k) Plan - Universal Employees

We have audited the accompanying statement of net assets available for benefits of The Seagram 401(k) Plan - Universal Employees as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statement of net assets available for benefits of The Seagram 401(k) Plan - Universal Employees as of December 31, 2000 was audited by other auditors whose report, dated June 15, 2001, expressed an unqualified opinion on that statement.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Seagram 401(k) Plan - Universal Employees as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


                                              /s/ McGladrey & Pullen, LLP
                                              -----------------------------
                                              McGladrey & Pullen, LLP



New York, New York
July 9, 2002

THE SEAGRAM 401 (k) PLAN - UNIVERSAL EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2001 and December 31, 2000


-------------------------------------------------------------------------------





                                                                 2001                2000
                                                           -------------------------------------
Net assets held in trust by Bank of New York (Note 10)       $ 352,062,352       $ 353,789,990
                                                             ---------------------------------

Liabilities                                                              -                   -
                                                             ---------------------------------
Net assets available for benefits                            $ 352,062,352       $ 353,789,990
                                                             =================================




See Notes to Financial Statements.

THE SEAGRAM 401 (k) PLAN - UNIVERSAL EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001



-------------------------------------------------------------------------------
Additions:
Additions to net assets attributed to:
Contributions
  Employees                                                $ 24,540,872
  Employer                                                    6,528,862
                                                  ----------------------
                                                             31,069,734
                                                  ----------------------

Investment income:
  Net (depreciation) in fair value
    of investments                                          (22,308,732)
  Dividends and interest                                     14,838,319
                                                  ----------------------
                                                             (7,470,413)
                                                  ----------------------

     Total additions                                         23,599,322

Deductions:
Deductions from net assets attributed to:
Participant withdrawals                                     (25,326,960)
                                                  ----------------------

Net (decrease)                                               (1,727,638)

Net assets available for benefits:
  Beginning of year                                         353,789,990
                                                  ----------------------
  End of year                                             $ 352,062,352
                                                  ======================

See Notes to Financial Statements.

THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in the preparation of the financial statements of The Seagram 401(k) Plan - Universal Employees (the "Plan") conform with accounting principles generally accepted in the United States of America. The more significant accounting policies are:

Basis of Accounting: The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation: The assets are held in trust by Bank of New York (Trustee) in the Joseph E. Seagram & Sons, Inc. Master Trust Agreement (Master Trust), which also includes assets of the 401(k) plans of the Company's affiliates, UMG Manufacturing and Logistics, Inc., Joseph E. Seagrams & Sons, Inc. and Spencer Gifts, Inc. Effective July 1, 1999, the assets of the PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees were added to the Master Trust. The related investment income and appreciation in fair value represents allocations to the Plan based upon the ratio of the plan's assets to total Master Trust Assets.

On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi S.A. and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal S.A. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenter's rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value of shares held by the Plan at year-end; and the Vivendi Universal ADSs is stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Purchases and sales of securities are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.

THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




NOTE 2.       DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan originally established as the MCA, Inc. Employee Savings Plan ("MCA Plan") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective October 15, 2001, the Plan sponsorship was assigned to Vivendi Universal U.S. Holding Co. ("VU").

Effective January 1, 1997, the MCA Plan was amended and continued in the form of the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Seagram Plan"). The name of the MCA Plan was changed to the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates - Universal Employees. Effective January 1, 1999, the name of the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates - Universal Employees was changed to The Seagram 401(k) Plan - Universal Employees. To simplify plan administration, the Plan was amended in the form of the Seagram Plan, including certain modifications to the terms, to accommodate the benefits provision solely applicable to eligible employees of Universal Studios, Inc. ("Universal"). Notwithstanding the adoption of the form of the Seagram Plan, the Plan has continued its existence as a separate plan. Plan assets are solely available for the benefit of and used to satisfy the liabilities incurred on behalf of employees of the Plan.

The Plan covers employees of Universal and certain of its United States subsidiaries (collectively, the "Participating Companies") who are either (i) salaried employees or (ii) hourly employees employed in a classification designated by the Participating Companies from time to time, excluding persons who are members of a labor union, guild or other collective bargaining unit unless the employee is salaried and paid in whole or in part by Universal or whose employment is subject to certain labor agreements, persons employed on a special basis and persons by an operating unit of the Participating Companies to which the Plan has not been extended. In addition, non-salaried employees of Hilltop Service, Inc., seasonal and temporary employees of Universal Studios Tour, certain temporary clerical employees and interns and UMG Manufacturing Logistics, Inc. employees of the Memphis and Reno locations must complete one year of service before they are eligible to participate in the Plan.

The Plan provides benefits to participants based upon amounts voluntarily contributed to participant accounts by the participants and amounts contributed, under certain circumstances, by the Participating Companies (See
Note 3). Under the Plan, a participant is not provided with any fixed benefit. The ultimate benefit to be received by the participant depends on the amounts contributed, the investment results and other adjustments, and the participant's vested interest at termination of employment (See Note 4).

With respect to each participant, contributions are allocated among five accounts specified in the Plan: pre-tax account, company match account, after-tax account, QNEC account and rollover account (the "Accounts"). Such contributions are invested as designated by the participants in one or more of the investment funds options, and are accumulated and invested in the Master Trust. Plan assets are solely available for the benefit of and used to satisfy the liabilities incurred on behalf of employees covered by the Plan. The Plan is administered by the Joseph E. Seagram & Sons, Inc. (the "Company") through an Administrative Committee appointed by the Board of Directors of the Company. Effective October 15, 2001, the administration of the Plan was assigned to VU. VU administers the Plan through an Administrative Committee appointed by the Board of Directors of VU.

THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




NOTE 2.    DESCRIPTION OF THE PLAN (CONTINUED)

Additionally in 1998, the Universal Profit Sharing Plan was merged with the Plan, however, the assets were transferred to the Plan on January 1, 1999. As a result of the merger, the Plan retains the GIC Fund held by the Universal Studios Profit Sharing plan; however, no election may be made to transfer any funds in to the GIC Fund. The GIC Fund was closed out effective April 1, 2000.


NOTE 3.    CONTRIBUTIONS

Non-highly compensated employees, as defined by the Plan, may elect to contribute to their pre-tax accounts on a pre-tax basis ("Pre-Tax Contributions") and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual salary (as defined in the Plan), in multiples of 1%, in any contribution. Effective January 1, 1999, highly compensated employees, as defined by the Plan may contribute up to 17% in the aggregate to their pre-tax and after-tax accounts with a limit of 10% of their pre-tax account. Pre-tax contributions and after-tax contributions are subject to limitations imposed by federal laws for qualified retirement plans.

The Plan provides for matching contributions by the Participating Companies payable to the participants' company match accounts. The Participating Companies matching contribution was increased to 60% of the first 6% of the Participants' pre-tax and after-tax contributions made during each payroll period. The Participating Companies matching contributions are subject to limitations imposed by federal laws for qualified retirement plans.

Participants may elect to have their contributions and matching contributions invested in a variety of investment funds. Investment elections or contribution rate changes can be changed on any business day and must be made in increments of 1%.

The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

The Participating Companies may make discretionary contributions in an amount to be determined by the Participating Companies. The Participating Companies have not made discretionary contributions since the inception of the Plan.

THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




NOTE 4.   VESTING

A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:


     Years of Service                        Vested Percentage
-------------------------------------------------------------------
       Less than 1                                       0%
At least 1, but less than 2                             20%
At least 2, but less than 3                             40%
At least 3, but less than 4                             50%
At least 4, but less than 5                             80%
       5 or more                                       100%


Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the participant's company match account shall be forfeited. Any amount forfeited shall be applied to reduce the Participating Companies' contributions. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

The nonvested interest of terminated participants serves to reduce Participating Company contributions in accordance with the terms of the Plan. The Participating Companies used $1,456,535 in forfeitures to offset their contributions during the year ended December 31, 2001.


NOTE 5.   DISTRIBUTIONS

Upon termination of employment, after attainment of age 60 or for reason of disability or death, the participant or his or her beneficiary shall receive the value of his or her accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her accounts (See Note 4). Benefits are recorded when paid.

In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and is held by the Trustee until the date of distribution as elected by the participants.

Prior to termination of employment, the participant may withdraw amounts from the participant's accounts in accordance with the provisions of the Plan.

THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




NOTE 6.    LOANS TO PARTICIPANTS

A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the vested portion of the participant's Accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that primary residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. Applications for loans must be approved by the administrative committee. The amounts borrowed are transferred from the investment funds in which the participant's accounts are currently invested. Repayments and interest thereon are credited to the participant's current investment funds through payroll deductions made each pay period. The interest rate for loans is based on the prime rate on the first business day of the month in which the loan is made plus one percentage point.


NOTE 7.    TAX STATUS

The Internal Revenue Service has ruled by a letter dated April 20, 2000 that the Plan is qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended. So long as the Plan continues to be so qualified, it is not subject to Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 8.    RELATED PARTY TRANSACTIONS

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.


NOTE 9.    TERMINATION OF THE PLAN

Although it has not expressed an intent to do so, the Board of Directors of VU has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the case of termination, the rights of participants to their accounts shall be vested as of the date of termination.

THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 10.    ASSETS HELD IN TRUST

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. The Master Trust net assets consist of the following classification of assets and liabilities as of December 31, 2001 and 2000.



                                                              2001                 2000
                                                       ---------------------------------------
Assets
------

Investments held in trust at fair valued determined by
  quoted market prices:
Money market fund
  State street yield enhanced STIF fund                   $          -          $ 50,734,702
Stable income fund
  Vanguard retirement savings trust                        121,870,473                     -
  The LaSalle income plus fund                                       -            55,772,944
Bond fund
  PIMCO total return fund, class A shares                  116,050,435            98,703,855
S&P 500 index fund
  Vanguard employee benefit fund                           168,991,669           205,414,392
Managed equity fund
  Vanguard value index fund                                 45,758,762            51,700,709
Growth equity fund
  Vanguard institutional index fund                         20,321,155            24,538,463
Vivendi stock fund
  Vivendi Universal ADSs                                    34,029,544            48,004,886
  Collective short term investment fund                        553,319             1,325,251
The Coca-Cola company stock fund
  The Coca-Cola company common stock                         1,561,089             2,453,770
  Collective short term investment fund                        108,353                67,777
Dreyfus small company value fund
  Berger small company value fund                           46,493,358                    -
  Dreyfus small company value fund                                   -           24,883,209
MSDW international equity fund
  MSDW international equity fund                            19,032,529           22,109,100
Dresdner global technology fund
  Dresdner RCM global technology fund                       10,590,173           20,418,043
Loans to participants                                        8,457,476            9,280,310
                                                       ------------------------------------

       Total investments                                  $593,818,335         $615,407,411
                                                       ------------------------------------

THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 10.      ASSETS HELD IN TRUST (CONTINUED)


                                                2001                  2000
                                           ----------------------------------

Receivables
  Accrued interest and dividends           $  1,586,871          $  6,347,086
  Capital gain distribution receivable       12,247,990                     -
  Contributions receivable                        5,554                88,182
  Proceeds from securities sold             157,749,273               371,263
                                           ----------------------------------
    Total receivables                       171,589,688             6,806,531
                                           ----------------------------------

Total assets                                765,408,023           622,213,942
                                           ----------------------------------

Liabilities

Accounts payable for securities purchased   170,257,735             6,337,958
Administrative expenses                          15,438                26,171
Other payables                                  300,241                     -
Benefit payments                                 50,749                     -
                                           ----------------------------------
Total liabilities                           170,624,163             6,364,129
                                           ----------------------------------

Net Assets                                 $594,783,860          $615,849,813
                                           ==================================


As of December 31, 2001 and 2000, the equitable share of The Seagram 401(k) Plan in the Master Trust is 59.19% and 57.45% respectively.

As of December 31, 2001 and 2000, the net assets of the Master Trust available to the Plan for benefits in the individual investment funds were as follows:



                                              2001                  2000
                                          -------------------------------------
Money market fund                          $           -        $   26,386,569
Stable income fund                            77,212,687            43,231,506
Bond fund                                     82,416,046            72,327,103
S&P 500 index fund                           104,892,459           124,345,579
Managed equity fund                           17,321,334            16,745,844
Growth equity fund                             9,493,176             9,832,596
Vivendi Universal ADSs                        19,504,611            27,495,763
Berger small company value fund               22,118,176                     -
Dreyfus small company value fund                       -            11,363,362
MSDW international equity fund                 9,821,550             9,976,364
Global technology fund                         4,889,055             7,849,977
Loans to participants                          4,393,258             4,235,327
                                           -----------------------------------
Total                                      $ 352,062,352         $ 353,789,990
                                           ===================================

THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




NOTE 11. INVESTMENT INCOME FROM MASTER TRUST

The appreciation in fair value and other income as follows: Investments held in trust at fair value determined by quoted market price:



                                                              2001
                                                       ------------------
Bond fund                                                 $    841,675
S&P 500 index fund                                         (15,057,033)
Managed equity fund                                         (2,898,803)
Growth equity fund                                          (1,369,542)
Seagram stock fund                                                   -
Vivendi Universal ADSs                                      (4,808,123)
Berger small company value fund                              5,319,775
Dreyfus small company value fund                                     -
Dresdner global technology fund                             (3,086,363)
MSDW international equity fund                              (1,250,318)
                                                          ------------
Investment losses (net of investment gains)                (22,308,732)
Interest and dividends                                      14,838,319
                                                          ------------

Investment (loss)                                         $ (7,470,413)
                                                          ============